August 15, 2022TSX: SAM

STARCORE ANNOUNCES

1st Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the first 2023 fiscal quarter ended July 31, 2022, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

The production was very similar to the previous quarter (2022 - Q4) that confirmed the stability of the mine production and reflects the intensive exploration carried out this year. As a result, we are encouraged to continue increasing the investment in exploration as demonstrated by the $2 million exploration budget recently approved by the BOD of Starcore to be applied in exploration of the San Martin mine and other projects in Mexico, beginning next quarter.

At the San Martin Mine we have committed an additional $1 million to the current exploration budget which will be applied in three different areas beyond budgeted exploration for this year, which is focused on finding the extension of the current mineralization. The additional exploration will be carried out with over 300 meters of diamond drill holes oriented toward the north zone following the trend of the high-grade mineralization mined over the past 30 years of San Martin operation. We will also extend exploration to the eastern and western directions, looking for new areas with high probabilities of mineralization based on the new geological interpretations mapped out by our internal team of geologists and external consultants using more advanced tools at our disposal.

“This approach is all aligned with our strategy to produce profitable ounces day by day.” stated Salvador Garcia, Chief Operating Officer of the Company.

San Martin Production	Q1 2023	Q4 2022	Q/Q Change	YTD 2023	YTD 2022	Y/Y Change

Ore Milled (Tonnes)	55,263	55,378	0%	55,263	56,287	-2%
Gold Equivalent Ounces	2,925	2,900	1%	2,925	2,895	1%
Gold Grade (Grams/Ton)	1.70	1.65	3%	1.70	1.64	4%
Silver Grade (Grams/Ton)	21.29	27.15	-22%	21.29	20.84	2%
Gold Recovery (%)	89.43	88.64	1%	89.43	88.34	1%
Silver Recovery (%)	49.13	52.26	-6%	49.13	52.11	-6%
Gold: Silver Ratio	85.98	78.23		85.98	68.55

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Investor Relations
Telephone: (604) 602-4935 x 205
Email:  readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.